SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                          TRANSFINANCIAL HOLDINGS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 Par Value
                         (Title of Class of Securities)

                                   000089365P1
                                 (CUSIP Number)

                              Mark A. Scudder, Esq.
                             Scudder Law Firm, P.C.
                          411 S. 13th Street, Suite 200
                                Lincoln, NE 68508
                                 (402) 435-3223
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 14, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000089365P1

1 Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)
         LARRY CROUSE

2 Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]

3 SEC Use Only


4 Source of Funds (See Instructions)

         NA

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         [ ]

6 Citizenship or Place of Organization

         UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
     NUMBER OF          7        SOLE VOTING POWER                       0
     SHARES                  ---------------------------------------------------
     BENEFICIALLY
     OWNED BY           8        SHARED VOTING POWER                     0
     EACH                    ---------------------------------------------------
     REPORTING          9        SOLE DISPOSITIVE POWER                  0
     PERSON WITH             ---------------------------------------------------
                        10        SHARED DISPOSITIVE POWER               0

11 Aggregate Amount Beneficially Owned by Each Reporting Person

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         [ ]

13 Percent of Class Represented by Amount in Row (11)

         0%

14 Type of Reporting Person (See Instructions)

         IN

CUSIP No. 000089365P1

1 Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

         JEFFREY CROUSE

2 Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]

3 SEC Use Only


4 Source of Funds (See Instructions)

         NA

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [ ]

6 Citizenship or Place of Organization

         UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
     NUMBER OF          7        SOLE VOTING POWER                       0
     SHARES                  ---------------------------------------------------
     BENEFICIALLY
     OWNED BY           8        SHARED VOTING POWER                     0
     EACH                    ---------------------------------------------------
     REPORTING          9        SOLE DISPOSITIVE POWER                  0
     PERSON WITH             ---------------------------------------------------
                        10       SHARED DISPOSITIVE POWER                0

11 Aggregate Amount Beneficially Owned by Each Reporting Person

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         [ ]

13 Percent of Class Represented by Amount in Row (11)

         0%

14 Type of Reporting Person (See Instructions)

         IN

CUSIP No. 000089365P1

1 Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)
         KENNETH CROUSE

2 Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]

3 SEC Use Only


4 Source of Funds (See Instructions)

         NA

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         [ ]

6 Citizenship or Place of Organization

         UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
     NUMBER OF          7        SOLE VOTING POWER                       0
     SHARES                  ---------------------------------------------------
     BENEFICIALLY
     OWNED BY           8        SHARED VOTING POWER                     0
     EACH                    ---------------------------------------------------
     REPORTING          9        SOLE DISPOSITIVE POWER                  0
     PERSON WITH             ---------------------------------------------------
                        10       SHARED DISPOSITIVE POWER                0

11 Aggregate Amount Beneficially Owned by Each Reporting Person

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         [ ]

13 Percent of Class Represented by Amount in Row (11)

         0%

14 Type of Reporting Person (See Instructions)

         IN

CUSIP No. 000089365P1

1 Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

         GEORGE CROUSE

2 Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]

3 SEC Use Only


4 Source of Funds (See Instructions)

         SC

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [ ]

6 Citizenship or Place of Organization

         UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
     NUMBER OF          7        SOLE VOTING POWER                       0
     SHARES                  ---------------------------------------------------
     BENEFICIALLY
     OWNED BY           8        SHARED VOTING POWER                     0
     EACH                    ---------------------------------------------------
     REPORTING          9        SOLE DISPOSITIVE POWER                  0
     PERSON WITH             ---------------------------------------------------
                        10       SHARED DISPOSITIVE POWER                881,550

11 Aggregate Amount Beneficially Owned by Each Reporting Person

         881,550

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         [ ]

13 Percent of Class Represented by Amount in Row (11)

         18.20%

14 Type of Reporting Person (See Instructions)

         IN

CUSIP No. 000089365P1

1 Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

         JEAN CROUSE WATT

2 Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]

3 SEC Use Only


4 Source of Funds (See Instructions)

         NA

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [ ]

6 Citizenship or Place of Organization

         UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
     NUMBER OF          7        SOLE VOTING POWER                       0
     SHARES                  ---------------------------------------------------
     BENEFICIALLY
     OWNED BY           8        SHARED VOTING POWER                     0
     EACH                    ---------------------------------------------------
     REPORTING          9        SOLE DISPOSITIVE POWER                  0
     PERSON WITH             ---------------------------------------------------
                        10       SHARED DISPOSITIVE POWER                0

11 Aggregate Amount Beneficially Owned by Each Reporting Person

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         [ ]

13 Percent of Class Represented by Amount in Row (11)

         0%

14 Type of Reporting Person (See Instructions)

         IN

CUSIP No. 000089365P1

1 Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

         HEATHER WATT

2 Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]

3 SEC Use Only


4 Source of Funds (See Instructions)

         NA

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [ ]

6 Citizenship or Place of Organization

         UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
     NUMBER OF          7        SOLE VOTING POWER                       0
     SHARES                  ---------------------------------------------------
     BENEFICIALLY
     OWNED BY           8        SHARED VOTING POWER                     0
     EACH                    ---------------------------------------------------
     REPORTING          9        SOLE DISPOSITIVE POWER                  0
     PERSON WITH             ---------------------------------------------------
                        10       SHARED DISPOSITIVE POWER                0

11 Aggregate Amount Beneficially Owned by Each Reporting Person

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         [ ]

13 Percent of Class Represented by Amount in Row (11)

         0%

14 Type of Reporting Person (See Instructions)

         IN

CUSIP No. 000089365P1

1 Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

         MATTHEW CROUSE

2 Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]

3 SEC Use Only


4 Source of Funds (See Instructions)

         NA

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [ ]

6 Citizenship or Place of Organization

         UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
     NUMBER OF          7        SOLE VOTING POWER                       0
     SHARES                  ---------------------------------------------------
     BENEFICIALLY
     OWNED BY           8        SHARED VOTING POWER                     0
     EACH                    ---------------------------------------------------
     REPORTING          9        SOLE DISPOSITIVE POWER                  0
     PERSON WITH             ---------------------------------------------------
                        10       SHARED DISPOSITIVE POWER                0

11 Aggregate Amount Beneficially Owned by Each Reporting Person

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         [ ]

13 Percent of Class Represented by Amount in Row (11)

         0%

14 Type of Reporting Person (See Instructions)

         IN

CUSIP No. 000089365P1
1 Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)
         SHANNON CROUSE

2 Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]

3 SEC Use Only


4 Source of Funds (See Instructions)

         NA

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [ ]

6 Citizenship or Place of Organization

         UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
     NUMBER OF          7        SOLE VOTING POWER                       0
     SHARES                  ---------------------------------------------------
     BENEFICIALLY
     OWNED BY           8        SHARED VOTING POWER                     0
     EACH                    ---------------------------------------------------
     REPORTING          9        SOLE DISPOSITIVE POWER                  0
     PERSON WITH             ---------------------------------------------------
                        10       SHARED DISPOSITIVE POWER                0

11 Aggregate Amount Beneficially Owned by Each Reporting Person

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         [ ]

13 Percent of Class Represented by Amount in Row (11)

         0%

14 Type of Reporting Person (See Instructions)

         IN

CUSIP No. 000089365P1

1 Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

         CHRIS CROUSE

2 Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]

3 SEC Use Only


4 Source of Funds (See Instructions)

         NA

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [ ]

6 Citizenship or Place of Organization

         UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
     NUMBER OF          7        SOLE VOTING POWER                       0
     SHARES                  ---------------------------------------------------
     BENEFICIALLY
     OWNED BY           8        SHARED VOTING POWER                     0
     EACH                    ---------------------------------------------------
     REPORTING          9        SOLE DISPOSITIVE POWER                  0
     PERSON WITH             ---------------------------------------------------
                        0        SHARED DISPOSITIVE POWER                0

11 Aggregate Amount Beneficially Owned by Each Reporting Person

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         [ ]

13 Percent of Class Represented by Amount in Row (11)

         0%

14 Type of Reporting Person (See Instructions)

         IN

CUSIP No. 000089365P1

1 Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

         JULIE PRUITT

2 Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]

3 SEC Use Only


4 Source of Funds (See Instructions)

         NA

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         [ ]

6 Citizenship or Place of Organization

         UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
     NUMBER OF          7        SOLE VOTING POWER                       0
     SHARES                  ---------------------------------------------------
     BENEFICIALLY
     OWNED BY           8        SHARED VOTING POWER                     0
     EACH                    ---------------------------------------------------
     REPORTING          9        SOLE DISPOSITIVE POWER                  0
     PERSON WITH             ---------------------------------------------------
                        10       SHARED DISPOSITIVE POWER                0

11 Aggregate Amount Beneficially Owned by Each Reporting Person

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         [ ]

13 Percent of Class Represented by Amount in Row (11)

         0%

14 Type of Reporting Person (See Instructions)

         IN

CUSIP No. 000089365P1

1 Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

         RENEE CROUSE LINDGREN

2 Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]

3 SEC Use Only


4 Source of Funds (See Instructions)

         NA

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         [ ]

6 Citizenship or Place of Organization

         UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
     NUMBER OF          7        SOLE VOTING POWER                       0
     SHARES                  ---------------------------------------------------
     BENEFICIALLY
     OWNED BY           8        SHARED VOTING POWER                     0
     EACH                    ---------------------------------------------------
     REPORTING          9        SOLE DISPOSITIVE POWER                  0
     PERSON WITH             ---------------------------------------------------
                        10       SHARED DISPOSITIVE POWER                0

11 Aggregate Amount Beneficially Owned by Each Reporting Person

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         [ ]

13 Percent of Class Represented by Amount in Row (11)

         0%

14 Type of Reporting Person (See Instructions)

         IN

         The Statement on Schedule 13D, dated September 5, 1991, as heretofore amended through Schedule 13D/A, Amendment No. 1 dated June 29, 1998 (as amended the "Schedule 13D"), which was filed on behalf of Larry Crouse, Jeffrey Crouse, Kenneth Crouse, George Crouse, Jean Crouse Watt, Heather Watt, Matthew Crouse, Julie Crouse Daniel, Scott Crouse, Robert Crouse, Mark Crouse, Lori Crouse Hoden, Lynda Crouse Best, Lisa Crouse, Todd Crouse, Jodie Crouse Monahan, and Renee Crouse Butler, with regard to their respective beneficial ownership of shares of Common Stock, $0.01 par value (the "Shares"), of Transfinancial Holdings, Inc., a Delaware corporation (the "Company"), is hereby amended, supplemented, and restated as set forth below.

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D/A, Amendment No. 2 ("Schedule 13D/A") relates to the Shares of the Company.

         The address of the Company's principal executive offices are located at 8245 Nieman Road, Suite 100, Lenexa, KS 66214.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed on behalf of Larry Crouse, Jeffrey Crouse, Kenneth Crouse, George Crouse, Jean Crouse Watt, Heather Watt, Matthew Crouse, Shannon Crouse, Chris Crouse, Julie Pruitt (formerly Julie Crouse Daniel), and Renee Crouse Lindgren (formerly Renee Crouse Butler) (the "Filing Persons"). Filing Persons who were not parties of the original Schedule 13D acquired Shares by gift. Unless listed as a Filing person herein, no party listed in the original Schedule 13D currently holds any shares of the Issuer. During the last five years, other than Shannon Crouse pleading guilty in Iowa in 1996 to a charge of serious injury by motor vehicle, none of the Filing Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

         Set forth below is certain information with respect to each of the Filing Persons and each of the persons enumerated in General Instruction C to
Schedule 13D.

         (1) Larry Crouse is a citizen of the United States of America, and his residence is 2906 South 102nd Street, Omaha, NE 68124. His principal employment is as a consultant.

         (2) Jeffrey Crouse is a citizen of the United States of America, and his residence is 5245 Tie Road, Panora, IA 50216. He is retired.

         (3) Kenneth Crouse is a citizen of the United States of America, and his residence is 17944 Kittyhawk Avenue, Carroll, IA 51401. He is retired.

         (4) George Crouse is a citizen of the United States of America, and his residence is 1640 Juno Trail, 204B, Astor, FL. He is president of River St. John's, Incorporated, 1251 Blackwater Lane, Astor, FL, a real estate management business.

         (5) Jean Crouse Watt is a citizen of the United States of America, and her residence is 11411 West 135th Place, Cedar Lake, IN 46303. She is a homemaker.

         (6) Heather Watt is a citizen of the United States of America, and her permanent residence is 11411 West 135th Place, Cedar Lake, IN 46303. Her current residence is Avenida Ver Cruz, Residencia Vera Cruz, Torre Norte, Apartment 2a, Las Mercedes, Caracas, Venezuela. She is a teacher and is employed by Wall Street Institute at Avenida Francisco Dey Miranda, Forre Lido, Piso 11, Torre C, Ofic. 111c, 113 C. El Rosal, Caracas, Venezuela.

         (7) Matthew Crouse is a citizen of the United States of America, and his residence is 926 North Crawford, Carroll, IA 51410. He is a self-employed business consultant.

         (8) Shannon Crouse is a citizen of the United States of America, and her residence is 5245 Tie Road, Panora, IA 50216. She is a student.

         (9) Chris Crouse is a citizen of the United States of America, and her residence is 5245 Tie Road, Panora, IA 50216. She is a student.

     (10) Julie Pruitt is a citizen of the United States of America, and her residence is 112 West 12th Street, Carroll, IA 51401. She is employed by Crouse Cartage Company, 1205 Hwy 30 West, Carroll, IA 50401.

     (11) Renee Crouse Butler is a citizen of the United States of America, and her residence is P.O. Box 727, Lake View, IA 51450.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         Pursuant to a Stock Purchase Agreement among the Filing Persons and the Company dated August 14, 1998 (the "TFH Agreement") each of the Filing Persons has sold all of the shares that he or she held on August 14, 1998. Pursuant to a Stock Purchase Agreement between George Crouse and TJS partners, L.P. "TJS") dated August 14, 1998 (the "TJS Agreement") George Crouse has entered into a definitive agreement to purchase an aggregate of 881,550 shares from TJS, those shares to be sold to the Company pursuant to the TFH Agreement on or before September 30, 1998.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         See Item 4. George Crouse is the direct beneficial owner of 881,550 Shares, which constitutes 18.20% of the 4,844,974 Shares outstanding as of August 14, 1998, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998. None of the other Filing Persons has retained any interest in securities of the issurer.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         First, the TFH Agreement provides that the Filing Persons will sell an aggregate of 1,152,820 Shares to the Company for an aggregate purchase price of $10,519,482.53 payable in the form of a non-interest bearing note due September 30, 1998 ("Note A"). In the event that Note A is not paid in full on or before September 30, 1998, the Company shall pay to each of the Filing Persons a penalty equal to 5% of the unpaid balance of Note A owed to such Filing Persons, payable on demand, and after September 30, 1998, the unpaid balance of Note A owed to each Filing Person shall bear interest at a rate of 12% per annum, payable on demand. Pursuant to the TFH Agreement, the Company also grants to the Filing Persons, a security interest in 1,152,820 shares of the Company's common stock with such collateral to be held by an agent of the Filing Persons. The Filing Persons shall not have the right to vote or to receive dividends on the collateral unless the Company defaults on Note A.

         Second, the TFH Agreement provides that each of George Crouse, Larry Crouse, Kenneth Crouse, Jeffrey Crouse, and Jean Crouse Watt will sell 10,000 Shares to the Company for an aggregate purchase price of $456,250.00 payable in the form of a non-interest bearing note due December 31, 1998 ("Note B"). In the event that Note B is not paid in full on or before December 31, 1998, the Company shall pay to each of the Filing Persons a penalty equal to 5% of the unpaid balance of Note B owed to such Filing Persons, payable on demand, and after December 31, 1998, the unpaid balance of Note B owed to each Filing Person shall bear interest at a rate of 12% per annum, payable on demand. Pursuant to the TFH Agreement, the Company also grants to the Filing Persons, a security interest in 50,000 shares of the Company's common stock with such collateral to be held by an agent of the Filing Persons. The Filing Persons shall not have the right to vote or to receive dividends on such collateral unless the Company defaults on Note B.

         Third, the TFH Agreement provides that the Company shall purchase 881,550 Shares from any one or more of the Filing Persons which such Filing Person or Persons shall acquire from TJS between August 14, 1998 and September 30, 1998.

         Finally, the TJS Agreement provides that George Crouse shall purchase 881,550 shares of the Company's common stock from TJS on August 14, 1998.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1. Stock Purchase Agreement among the Filing Persons and the Company dated August 14, 1998.

     2. Stock Purchase Agreement between George Crouse and TJS dated August 14, 1998.


                                   Signatures continued on next page
                                              SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         /s/ LARRY CROUSE
                                         ____________________
                                         LARRY CROUSE (by Michael O. Dunn,
                                         attorney-in-fact for Larry Crouse)

                                         /s/ JEFFREY CROUSE
                                         ____________________
                                         JEFFREY CROUSE(by Michael O. Dunn,
                                         attorney-in-fact for Jeffrey Crouse)


                                         /s/ KENNETH CROUSE
                                         ____________________
                                         KENNETH CROUSE(by Michael O. Dunn,
                                         attorney-in-fact for Kenneth Crouse)


                                         /s/ GEORGE CROUSE
                                         ____________________
                                         GEORGE CROUSE(by Michael O. Dunn,
                                         attorney-in-fact for George Crouse)


                                         /s/ JEAN CROUSE WATT
                                         ____________________
                                         JEAN CROUSE WATT(by Michael O. Dunn,
                                         attorney-in-fact for Jean Crouse Watt)


                                         /s/ HEATHER WATT
                                         ____________________
                                         HEATHER WATT(by Michael O. Dunn,
                                         attorney-in-fact for Heather Watt)


                                         /s/ MATTHEW CROUSE
                                         ____________________
                                         MATTHEW CROUSE(by Michael O. Dunn,
                                         attorney-in-fact for Matthew Crouse)

                                         /s/ SHANNON CROUSE
                                         ____________________
                                         SHANNON CROUSE(by Michael O. Dunn,
                                         attorney-in-fact for Shannon Crouse)


                                         /s/ CHRIS CROUSE
                                         ____________________
                                         CHRIS CROUSE(by Michael O. Dunn,
                                         attorney-in-fact for Chris Crouse)


                                         /s/ JULIE PRUITT
                                         ____________________
                                         JULIE PRUITT(by Michael O. Dunn,
                                         attorney-in-fact for Julie Pruitt)


                                         /s/ RENEE CROUSE LINDGREN
                                         ____________________
                                         RENEE CROUSE LINDGREN(by Michael O.
                                         Dunn, attorney-in-fact for Renee
                                         Crouse Lindgren)